UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

CALPINE CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

131347304
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 131347304	Page 2 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,700,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,700,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,700,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.49% based on 449,590,684 shares outstanding as of February 22, 2010. (1)
14.	Type of Reporting Person: CO

(1) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the exercise of options.  Reporting Persons have added 6,700,000 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of options as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP No.: 131347304	Page 3 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,700,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,700,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,700,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.49% based on 449,590,684 shares outstanding as of February 22, 2010. (1)
14.	Type of Reporting Person: OO

(1) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the exercise of options.  Reporting Persons have added 6,700,000 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of options as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP No.: 131347304	Page 4 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,300,000 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,300,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.74% based on 446,190,684 shares outstanding as of February 22, 2010. (2)
14.	Type of Reporting Person: PN

(2) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the exercise of options.  Reporting Persons have added 3,300,000 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of options as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP No.: 131347304	Page 5 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,300,000 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,300,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.74% based on 446,190,684 shares outstanding as of February 22, 2010. (2)
14.	Type of Reporting Person: OO

(2) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the exercise of options.  Reporting Persons have added 3,300,000 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of options as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP No.: 131347304	Page 6 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000 (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,000,000 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.21% based on 452,890,684 shares outstanding as of February 22, 2010. (3)
14.	Type of Reporting Person: OO

(3) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the exercise of options.  Reporting Persons have added 10,000,000 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of options as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP No.: 131347304	Page 7 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000 (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,000,000 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.21% based on 452,890,684 shares outstanding as of February 22, 2010. (3)
14.	Type of Reporting Person: IN

(3) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the exercise of options.  Reporting Persons have added 10,000,000 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of options as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP No.: 131347304	Page 8 of 15 Pages

This Amendment No. 12 to the Schedule 13D (“Amendment No. 12”) relates to the Statement of Beneficial Ownership on Schedule 13D filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners LLC (“Harbinger LLC”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), Harbinger Holdings, LLC (“Harbinger Holdings”) and Philip Falcone (“Mr. Falcone”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 12, 2008 (the “Initial Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on February 15, 2008 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on May 21, 2008 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on November 21, 2008 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on March 6, 2009 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed on April 24, 2009 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on April 30, 2009 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D filed on September 23, 2009 (“Amendment No. 7”), Amendment No. 8 to the Schedule 13D filed on September 29, 2009 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed on October 16, 2009 (“Amendment No. 9”), Amendment No. 10 to the Schedule 13D filed on December 10, 2009 (“Amendment No. 10”) and Amendment No. 11 to the Schedule 13D filed on January 14, 2010 (“Amendment No. 11”).  Except as set forth below, all Items of the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 to the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

This Amendment No. 12 relates to shares of Common Stock - par value $0.001 per share (the “Shares”), of Calpine Corporation, a Delaware corporation (the “Company”).

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to reflect the following information for updating as of March 3, 2010.

Since the filing of Amendment No. 11 on January 14, 2010, the Reporting Persons have acquired options (exercisable into Shares within 60 days pursuant to Rule 13d-3(d)(1)(i)) for the account of the Master Fund and the Special Fund.  The aggregate purchase price paid by the Reporting Persons for such options was approximately $18,000.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to reflect the following information for updating as of March 3, 2010.

According to information filed by the Company with the U.S. Securities and Exchange Commission, as of February 22, 2010 the number of Shares outstanding was 442,890,684 based on the Company’s Report on Form 10-K, filed on February 25, 2010.

SCHEDULE 13D

CUSIP No.: 131347304	Page 9 of 15 Pages

(a)(i) As of the date hereof, Harbinger LLC may be deemed to beneficially own 6,700,000 Shares (constituting approximately 1.49% of the total number of Shares outstanding) held for the account of the Master Fund.  This amount consists of Shares that the Reporting Persons may be deemed to own upon exercise of options as per Rule 13d-3(d)(1)(i).   (Pursuant to Rule 13d-3(d)(1)(i), 6,700,000 Shares which are entitled to be obtained upon the exercise of options have been added to the Issuer’s number of Shares outstanding, therefore totaling 449,590,684, as the number of Shares outstanding).

(a)(ii) As of the date hereof, HCPSS may be deemed to beneficially own 3,300,000 Shares (constituting approximately 0.74% of the total number of Shares outstanding) held for the account of the Special Fund.  This amount consists of Shares that the Reporting Persons may be deemed to own upon exercise of options as per Rule 13d-3(d)(1)(i).  (Pursuant to Rule 13d-3(d)(1)(i), 3,300,000 Shares which are entitled to be obtained upon the exercise of options have been added to the Issuer’s number of Shares outstanding, therefore totaling 446,190,684, as the number of Shares outstanding).

(a)(iii)  As of the date hereof, Harbinger Holdings and Mr. Falcone may be deemed to beneficially own 10,000,000 Shares (constituting approximately 2.21% of the total number of Shares outstanding) held for the account of the Master Fund and the Special Fund.  This amount consists of Shares that the Reporting Persons may be deemed to own upon exercise of options as per Rule 13d-3(d)(1)(i).  (Pursuant to Rule 13d-3(d)(1)(i), 10,000,000 Shares which are entitled to be obtained upon the exercise of options have been added to the Issuer’s number of Shares outstanding, therefore totaling 452,890,684, as the number of Shares outstanding).

(b)(i)  Harbinger LLC may be deemed to have shared power to direct the voting and disposition of the 6,700,000 Shares that they may be deemed to beneficially own as set forth above.

(b)(ii)  HCPSS may be deemed to have shared power to direct the voting and disposition of the 3,300,000 Shares that they may be deemed to beneficially own as set forth above.

(b)(iii)  Harbinger Holdings and Mr. Falcone may be deemed to have shared power to direct the voting and disposition of the 10,000,000 Shares that they may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected through routine brokerage transactions, there have been no other transactions with respect to the Shares since the filing of Amendment No. 11.

Item 7.                    Material to be filed as Exhibits.

Item 7 of the Statement is hereby amended to reflect the following information for updating as of March 3, 2010.

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

CUSIP No.: 131347304	Page 10 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: HARBINGER CAPITAL PARTNERS LLC
By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date:  March 5, 2010                                                            HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 5, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 5, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 5, 2010	HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

SCHEDULE 13D

CUSIP No.: 131347304	Page 11 of 15 Pages

Date: March 5, 2010	PHILIP FALCONE

By: /s/ Philip Falcone

SCHEDULE 13D

CUSIP No.: 131347304	Page 12 of 15 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
CALPINE CORPORATION

A.  Transactions for the account of Harbinger Capital Partners Master Fund I, Ltd.:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
1/22/2010	SALE	1,648,000	$11.33
1/25/2010	SALE	41,133	$11.40
1/27/2010	SALE	267	$11.10
3/3/2010	SALE	18,310,600	$10.75
3/3/20/10	PURCHASE	6,700,000 (1)	$0.18/contract

(1) This amount relates to an amount of Shares that the Reporting Person may be entitled to obtain upon the exercise of options.

B.  Transactions for the account of Harbinger Capital Partners Special Situations Fund, L.P.:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
1/22/2010	SALE	824,000	$11.33
1/25/2010	SALE	20,567	$11.40
1/27/2010	SALE	133	$11.10
3/3/2010	SALE	9,155,300	$10.75
3/3/20/10	PURCHASE	3,300,000 (1)	$0.18/contract

(1) This amount relates to an amount of Shares that the Reporting Person may be entitled to obtain upon the exercise of options.

SCHEDULE 13D

CUSIP No.: 131347304	Page 13 of 15 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated March 5, 2010 by and among the Reporting Persons .…………….	14

SCHEDULE 13D

CUSIP No.: 131347304	Page 14 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock – par value $0.001 per share of Calpine Corporation dated as of March 5, 2010 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: March 5, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By: HARBINGER CAPITAL PARTNERS LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date:  March 5, 2010                                                            HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 5, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 5, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

SCHEDULE 13D

CUSIP No.: 131347304	Page 15 of 15 Pages

Date: March 5, 2010	HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

Date: March 5, 2010	PHILIP FALCONE

By: /s/ Philip Falcone